June 14, 2011

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Rowan Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 8-K
Filed February 25, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 14, 2011
File No. 001-05491

Dear Mr. Schwall:

The following is in regards to your letter dated June 7, 2011, relating to the review of the filings noted above of Rowan Companies, Inc. (“Rowan” or the “Company”). We have shown your comments below and have responded to each.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.
We note your response to comment 1 from our letter dated April 29, 2011. In future filings, please provide a discussion of the scope and limitations of your indemnities and contractual protections similar to that provided in your response.

Response to Comment 1

We will add a discussion of the scope and limitations of our indemnities and contractual protections in our future filings, similar to the disclosure provided in our letter of May 11.

H. Roger Schwall
Securities and Exchange Commission
June 14, 2011

2.
We note your response to comment 3 from our letter dated April 29, 2011. Please revise your proposed disclosure to identify the emergency spill response organization(s) with which you have contracted. Please also quantify the physical resources that the emergency spill response organization(s) would have available to respond to a spill. Such disclosure should also address the ability of the emergency spill response organization(s) to respond to multiple spills.

Response to Comment No. 2:

We will add the following disclosure to our next Annual Report on Form 10-K and have updated our response to your April 29, 2011 letter, to read as set forth below.  As the obligation is primarily that of the Operators, we respectfully request that we not be required to name the provider we have engaged for spill response assistance.  For your information, we have provided supplementally (Exhibit A hereto) certain information about such organization’s resources.

“Pursuant to the Clean Water Act, the owner of a lease (Operator) is required to obtain a National Pollutant Discharge Elimination Permit (NPDES permit).  For drilling operations conducted in the Gulf of Mexico (GOM), these permits are issued and administered by the Environmental Protection Agency (EPA).  As a contract driller in the GOM, Rowan operates in accordance with the Operator’s NPDES permit.   According to the NPDES permit, the Operator is the designated Responsible Party and is thus responsible for any environmental impacts that would occur in the event of the discharge of any unpermitted substance, including a fuel spill or oil leak from an offshore installation, such as a mobile drilling unit.  In addition, pursuant to the International Maritime Organization, to which the United States is a signatory, Rowan is required to have for each of its drilling units a Shipboard Oil Pollution Emergency Plan (SOPEP), which is administered by the United States Coast Guard (USCG).

In support of compliance with these permits and regulations, Rowan’s SOPEP details procedures for rapid and effective response to spill events that may occur as a result of our operations or those of the Operator. This plan is reviewed annually and updated as necessary. On-board drills are conducted periodically to maintain effectiveness of the plan and each rig is outfitted with equipment to respond to minor spills.  The drills include participation of key personnel, spill response contractors and representatives of governmental agencies.  For operations in the United States, Rowan’s SOPEPs are subject to review and approval by various organizations including the USCG, EPA and the BOEMRE (Bureau of Ocean Energy Management, Regulatory and Enforcement), and are recertified by the American Bureau of Shipping every five years.

As the designated responsible party, the Operator has the primary responsibility for spill response, including having contractual arrangements in place with emergency spill response organizations to supplement any onboard spill response equipment.  However, Rowan also has an agreement with an emergency spill response organization should we have an incident that exceeds the scope of our on-board spill response equipment.  The Company believes these resources have adequate equipment to respond to an emergency spill, however, there can be no assurance that adequate resources will be available should multiple concurrent spills occur.

H. Roger Schwall
Securities and Exchange Commission
June 14, 2011

In addition, Rowan is actively involved in various industry led initiatives and task forces, including the American Petroleum Institute’s newly formed Center for Offshore Safety that are engaged in various initiatives to improve safety and protect the environment.”

3.
Furthermore, please revise your proposed disclosure to quantify the resources that you have reserved, or would be able to use, under your own spill response plan to mitigate the impact of a spill from one of your rigs until an emergency spill response organization can deploy its resources.

Response to Comment No. 3:

Please refer to Exhibit A hereto for additional information.  We will also add the following paragraph to our “Governmental Regulation” disclosure in future filings:

“Pursuant to our SOPEPs, we have certain resources and supplies onboard our installations which would be used to mitigate the impact of a spill from one of our rigs until an emergency spill response organization could deploy its resources.”

Definitive Proxy Statement on Schedule 14A
Elements of Compensation, page 20

4.
We note your response to comment 7 from our letter dated April 29, 2011. To the extent that the Manufacturing Division bonus plan applies to any of your NEOs, please include disclosure in future filings regarding the targets in the Manufacturing Division bonus plan similar to that provided in your response. Also describe how difficult or likely you believe it would be for such targets to be achieved. For guidance, refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response to Comments No. 4:

We believe such disclosure will be unnecessary in future filings as we announced on May 13, 2011, that we have entered into an agreement to sell our Manufacturing Division to Joy Global.  We expect the transaction to close this month and do not expect to have the Manufacturing Division bonus plan apply to any of our NEOs for 2010 compensation purposes.  Your reference to Question 118.04 is duly noted with respect to disclosure of targets and anticipated achievement.

H. Roger Schwall
Securities and Exchange Commission
June 14, 2011

As requested in your letter, we hereby acknowledge that:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address your concerns and thank you for your consideration of this matter. Please contact the undersigned at 713-960-7645 should you need further information.

Sincerely,

/s/ William H. Wells

William H. Wells
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Parker Morrill
Alexandra M. Ledbetter

Exhibit A

GENERAL LIST OF ONBOARD OIL SPILL RESPONSE EQUIPMENT Per Rowan’s Shipboard Oil Pollution Emergency Plan

The Spill Control Locker Inventory should generally consist of the following items:

1.	Air-Powered Drum Lid Vacuum Unit
2.	Two-Piece Wand For Vacuum
3.	Crevice Tool For Vacuum
4.	Floor Tool For Vacuum
5.	Open End gulper Tool For Vacuum
6.	20’ Vacuum Hose
7.	100’ Air Hose With Crows-Foot Connections
8.	Froth-Pak 180 Foam Kit
9.	Aluminum Carrier For froth-Pak Kit
10.	4 x 55 Gallon DOT Drums With Lids
11.	2 x 25 Foot Ratchet Nylon Tie Downs
12.	2 x hard Hats With Attached Full Face Shields
13.	2 x 24” Floor Squeegees
14.	2 x Grounding Cables With Clips
15.	2 x Heavy Neoprene Aprons
16.	5 Gallon Emulsifier
17.	1 x Roll of 2” Masking Tape
18.	1 x Roll of 2” Duct Tape
19.	2 x Pairs of Heavy Neoprene Gloves
20.	2 x Aluminum Scoop Shovels
21.	2 x Aluminum Dust Pans
22.	1 x Roll “CAUTION” Tape
23.	2 x Pairs Chemical Resistant Goggles
24.	3 x Galvanized Babin Pumps
25.	4 x 14 Quart Galvanized Pails
26.	2 x Heavy Duty Caulking Guns
27.	6 x Tubes Silicone Caulking
28.	150 - 18” x 20” Sphag Sorb Pads
29.	2 x 4 Cubic feet Bags Loose Sphag Sorb
30.	12 x Cartons Slip-Resistant Ash Powder Absorbent
31.	2 x Respirators with Organic Vapor Cartridges
32.	1 x Inventory Checklist

In addition, Rowan’s third party provider has the following resources:

Skimming Vessels/Skimmers:

5 – Marco Skimmers
3 – Sidewinder Skimmers
1 – JBF Skimmer
2 – LORI Brush Skimmers
17 – Large Drums Skimmers
23 – Medium Drum Skimmers
11 – Small Drum Skimmers
2 – Rope Mop Skimmers
6 – Mini Vac Units

Containment Boom:

220,000’ of 18” Containment Boom (6” Float/12” Skirt)
6,000’ of 10” Containment Boom (4” Float/6” Skirt)

Response Vessels:

4 – 40’ Barge Boats with Twin Engines
4 – 30’ Barge Boats with Twin Engines
18 – 26’ Response Boats with Twin Engines
14 – 24’ Response Boats with Single Engine
40 – Jon Boats with Single Engine

Miscellaneous Equipment:

Small Generators,  Light Towers,  Air Compressors,  Diaphragm Pumps,  Centrifugal Pumps, etc.

Response Trailers:

16 – Oil Spill Response Trailers (contains all equipment and PPE necessary for 4 man crew to operate for 3 days)
35 – 48’ Box Trailers (contains either containment boom, absorbent products, PPE or decontamination equipment)